

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Matthew Foehr
Chief Executive Officer
OmniAb, Inc.
5980 Horton Street
Suite 600
Emeryville, CA 94608

   Re: OmniAb, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 5, 2023
    File No. 333-268613

Dear Matthew Foehr:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment 3 and reissue in part. Please refer to the second paragraph and the inclusion of additional disclosure providing the share purchase prices. We note that in clause (ii) you disclose a total of 15,817,934 shares of common stock, broken down into 5,750,000 Founder Shares and 10,172,934 shares issued in the Redemption Backstop and the Forward Purchase Agreement. However, that would be a total of 15,922,934 shares of common stock rather than 15,817,934 shares of common stock, please revise to clarify this discrepancy.

Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Bush